UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
SALARIED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Salaried Savings Plan (017)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Financial Statements and Supplemental Schedule

Year ended December 31, 2006

Contents

Mitchell & Titus

Mitchell & Titus LLP
1129 20th Street, N.W.
Washington, D.C. 20036-3425

Phone: (202) 293-7500
Fax: (202) 822-8126
www.mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) as of December 31, 2006 and 2005, and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2006, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006 and the net assets of the Master Trust at December 31, 2006 and 2005, and the changes in its net assets and trust balances for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

Washington, DC
June 20, 2007

Lockheed Martin Corporation Salaried Savings Plan (017)

Statements of Net Assets Available for Benefits

December 31, 2006

	ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
		(In thousands)		
Assets				
Investments:				
Interest in Master Trust	$ 4,170,622	$ -	$ 14,482,752	$ 18,653,374
Participant loans	-	-	227,014	227,014
Net assets held in 401(h) account	-	293,314	-	293,314
Contributions receivable:				
Employees	-	-	28,175	28,175
Lockheed Martin Corporation	9,392	-	-	9,392
Total assets	4,180,014	293,314	14,737,941	19,211,269
Liabilities				
Administrative expenses payable	-	-	3,451	3,451
Amounts related to obligation of 401(h) account	-	293,314	-	293,314
Total liabilities	-	293,314	3,451	296,765
Net assets available for benefits	$ 4,180,014	$ -	$ 14,734,490	$ 18,914,504

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statements of Net Assets Available for Benefits (continued)

December 31, 2005

	ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
		(In thousands)		
Assets				
Investments:				
Interest in Master Trust	$ 3,059,980	$ -	$ 12,215,122	$ 15,275,102
Participant loans	-	-	219,821	219,821
Net assets held in 401(h) account	-	252,518	-	252,518
Contributions receivable:				
Employees	-	-	26,550	26,550
Lockheed Martin Corporation	9,142	-	-	9,142
Total assets	3,069,122	252,518	12,461,493	15,783,133
Liabilities				
Administrative expenses payable	-	-	854	854
Amounts related to obligation of 401(h) account	-	252,518	-	252,518
Total liabilities	-	252,518	854	253,372
Net assets available for benefits	$ 3,069,122	$ -	$ 12,460,639	$ 15,529,761

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

	ESOP Fund	Participant-Directed Investments	Total
		(In thousands)	
Net assets available for benefits at beginning of year	**$ 3,069,122**	**$ 12,460,639**	**$ 15,529,761**
Additions to net assets:			
Contributions:			
Employees	**45,663**	**768,486**	**814,149**
Lockheed Martin Corporation	**252,969**	**7**	**252,976**
Total contributions	**298,632**	**768,493**	**1,067,125**
Net investment gain from the Master Trust	**1,360,913**	**1,976,113**	**3,337,026**
Total additions	**1,659,545**	**2,744,606**	**4,404,151**
Deductions from net assets:			
Distributions and withdrawals	**545,093**	**503,183**	**1,048,276**
Administrative expenses	**3,515**	**13,810**	**17,325**
Total deductions	**548,608**	**516,993**	**1,065,601**
Change in net assets	**1,110,937**	**2,227,613**	**3,338,550**
Net transfers (to) from other plans	**(45)**	**46,238**	**46,193**
Net assets available for benefits at end of year	**$ 4,180,014**	**$ 14,734,490**	**$ 18,914,504**

See accompanying Notes to Financial Statements.

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust company (the Trustee). The recordkeeper is CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund in which the Plan invests daily during the year, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are generally paid by the Master Trust and allocated to each of the participating plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation. Participant loans are considered to be an asset held outside of the Master Trust.

Investments in Lockheed Martin common stock are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported on the New York Stock Exchange Composite Transactions. Investments in cash equivalents are stated at cost, which approximates fair value. The 401(h) account investments are comprised of a diversified portfolio of marketable securities, which are stated at the latest reported bid price on the last business day of the year.

The Plan includes an Employee Stock Ownership Plan feature (the ESOP). Cash dividends declared on Lockheed Martin stock allocated to participants' accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) and dividends received related to the Lockheed Martin Common Stock Fund (Lockheed Martin Stock Fund) may be retained in the participant's account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be retained in the participant's account. In order for dividends to be distributed to participants, the participants' balances in the Corporation's stock must be held in the ESOP Fund or the Lockheed Martin Stock Fund on the record date of the dividend. Any distribution of dividends to participants must not occur later than 90 days following the plan year in which the dividend was paid.

1. Accounting Policies (continued)

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, in particular, the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all salaried employees in groups to which Plan participation is extended by the Corporation, including employees in the United States and certain U.S. citizens working abroad.

Effective December 8, 2006, assets and liabilities of the Sippican, Inc. Deferred Profit Sharing Retirement Plan and Trust in the amount of $46,384,000 were merged into this Plan. Transfers from the Postal Technologies, Inc. 401(k) and to another Plan of the Corporation resulted in a net transfer out of $191,000.

Contributions

Eligible employees may enroll in the Plan on the date of hire. Effective January 1, 2006, the Plan was amended to allow employees to make before-tax contributions of up to 25% of the employee's base salary or a combination of before-tax and after-tax contributions of up to 25%. Previously, the Plan restricted employee contributions to 17%. Based on the participating units, the Corporation generally contributes an amount equal to 50% of the first 8% of the participant's basic contribution. Some business units do not have any company match. All participants are 100% vested in all employer contributions. Substantially all employer contributions to the Plan consist of the Corporation's common stock invested in the ESOP Fund.

Participants' contributions may be invested in one or more of the available investment funds at the participant's election. Participants may change the investment mix of their

2. Description of the Plan (continued)

Contributions (continued)

account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year. Effective October 1, 2006, transfers out of the Stable Value Fund must remain invested in a Core or Asset Allocation Fund for at least 90 days before they may be transferred into the Self Managed Account.

The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution the employer's matching contribution and the investment earnings, net of expenses, of the individual funds in which the account is invested.

Participant Loans

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to $50,000 or 50% of their account balance (minus the highest outstanding loan balance from the past 12 months), whichever is less. The loans are secured by the balance in the participant's account and bear interest of 1% over a published prime rate. Principal and interest is paid ratably through weekly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive his or her account balance through a number of payout options. A participant is entitled to interest in his or her account at the time their employment with the Corporation ends.

2. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

ESOP Feature

Assets of the ESOP feature of the Plan are held pursuant to the Trust Agreement effective as of March 27, 1989, between the Corporation and U.S. Trust Company (U.S. Trust), as the Trustee. Effective March 1, 2007, State Street Bank and Trust Company became the ESOP Trustee. There were 44,863,067 shares and 46,089,076 shares in the ESOP Fund as of December 2006 and 2005, respectively.

Each week, the participant's account under the ESOP feature of the Plan is credited with the number of shares equal to the share value of (i) the total dollar amount of the contribution that the participant has directed to be invested in the ESOP Fund and (ii) the total dollar amount of the employer contribution allocated to such participant's account under the ESOP feature. Cash contributions to the ESOP Fund are used to purchase shares of the Corporation's common stock in the open market.

401(h) Arrangement

The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (the Code). The 401(h) arrangement is used by the Corporation to fund in part the Corporation's portion of post retirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with the Code Section 401(h), the Plan's investment in the 401(h) account may not be used, or diverted for any purpose other than providing health and welfare benefits for retirees and participants. Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually and the discretion of the Corporation. The assets of the 401(h) account are held by the Northern Trust Company.

3. Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by letter dated February 5, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

4. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 2006 and 2005 was 89.35% and 89.09%, respectively. The financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2006	**2005**
	(In thousands)	
Net assets available for benefits per the financial statements	$ 18,914,504	$ 15,529,761
Add: Net assets held in 401(h) account per Form 5500	293,314	252,518
Net assets available for benefits per the Form 5500	$ 19,207,818	$ 15,782,279

The net assets of the 401(h) account are reflected as net assets available for benefits on the Form 5500, but can only be used to pay retiree medical benefits.

5. Reconciliation to Form 5500 (continued)

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500:

	Year ended December 31, 2006		
	Amounts per Financial Statements	401(h) Account	Amounts per Form 5500
		(In thousands)	
Interest and dividend income	$ -	$ 7,598	$ 7,598
Net realized and unrealized gain	$ -	$ 33,649	$ 33,649

	Amounts per Financial Statements	Administrative Expenses	Amounts per Form 5500
		(In thousands)	
Interest in net investment gain in Master Trust	$ 3,337,026	$ (13,875)	$ 3,323,151
Administrative expenses	$ (17,325)	$ 13,875	$ (3,450)

The net assets of the 401(h) account are reflected as net assets available for benefits on the Form 5500, but not in these financial statements as they may only be used to pay retiree medical benefits. Differences in the Plan's interest in the net investment gain of the Master Trust and administrative expenses reported in the financial statements arose from the classification of certain administrative expenses which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes.

Supplemental Schedule

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
401(h) Trust **			
U.S. Government Securities			
CMO FNMA Preassign 59 6.5% Due 02-25-2034 Reg	385,912	$ 397	$ 395
FHLMC Pool # B1-3120 6.5% 06-01-2016	618,838	658	627
FHLMC Pool # C9-0524 6.5% 02-01-2022	933,987	970	957
FHLMC Pool # G01767 6.5% 12-01-2032	158,862	162	163
FHLMC Pool # G01768 6.5%12-01-2031	944,284	965	967
FHLMC Pool # G1-1045 7.5% 10-01-2012	452,652	481	466
FHLMC Pool # G1-1184 5.5% 09-01-2016	965,922	992	968
FHLMC Pool # G1-1433 6% 09-01-2017	571,013	594	579
FHLMC Pool # G1-1434 6.5% 01-01-2018	562,454	592	576
FHLMC Pool # G1-1673 6% 01-01-2020	687,146	715	697
FHLMC Pool # G11399 5.5% 04-01-2018	409,449	417	410
FHLMC Pool # G11431 6% 02-01-2018	640,571	662	650
FHLMC Pool # 782784 4.392% 10-01-2034	1,387,327	1,352	1,368
FHLMC Gold C90583 6% 10-01-2022	1,282,927	1,299	1,301
FHLMC Gold G1-1344 6% 10-01-2017	717,502	750	728
FHLMC Multiclass Ser T-51 CL 2A 7.5% 08-25-2042	664,942	732	692
FHLMC Multiclass Ser 2541 CL MD 6% 03-15-2032	636,970	644	647
FHLMC Multiclass Ser T-54 Class 3A 7% 02-25-2043	230,378	248	237
FNMA Pool # 545059 6.241% 05-01-2011	148,087	165	153
FNMA Pool # 545179 6.249% 09-01-2011	176,316	191	183
FNMA Pool # 545209 6.143% 10-01-2011	151,816	168	157
FNMA Pool # 545210 5.925% Due 10-01-2011 Reg	270,824	296	278
FNMA Pool # 545258 5.933% Due 11-01-2011 Reg	55,398	58	57
FNMA Pool # 545378 5.506% Due 12-01-2011 Reg	233,409	238	236
FNMA Pool # 555013 5.5% Due 11-01-2017 Reg	1,432,465	1,448	1,436
FNMA Pool # 725135 6% 05-01-2018	544,038	571	552
FNMA Pool # 725194 6% 12-01-2018	315,309	331	320
FNMA Pool # 725232 5% 03-01-2034	686,248	645	664
FNMA Pool # 725424 5.5% 04-01-2034	943,081	912	933
FNMA Pool # 725510 6.5% 07-01-2017	615,966	649	631

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
401(h) Trust **			
U.S. Government Securities (continued)			
FNMA Pool # 725693 4.019% 10-01-2033 BEO	1,397,430	$ 1,340	$ 1,365
FNMA Pool # 725879 6% 08-01-2019 BEO	480,307	504	488
FNMA Pool # 735439 6% 09-01-2019 BEO	432,414	443	439
FNMA Pool # 735503 6% 04-01-2035 BEO	1,752,174	1,776	1,767
FNMA Pool # 735857 6.5% 06-01-2033 BEO	1,511,356	1,563	1,547
FNMA Pool # 745329 6% 07-01-2035 BEO	395,485	399	399
FNMA Pool # 745398 6% 06-01-2035 BEO	538,965	544	544
FNMA Pool # 745612 5% 07-01-2034 BEO	1,158,979	1,099	1,121
FNMA Pool # 745942 6% 04-01-2034 BEO	663,842	669	669
FNMA Pool # 760762 4.89% 04-01-2012 BEO	125,000	121	122
FNMA Pool # 821604 4.897% 06-01-2035 BEO	1,325,705	1,307	1,318
FNMA Remic Ser 2003-W17 9.73988% 08-25-2032	315,379	360	343
Small Business Admin Gtd Dev Partn 5.31% 08-01-2022	359,845	370	362
Small Business Admin Gtd Dev Partn 5.24% 08-01-2023	463,824	464	465
Small Business Admin Gtd Dev Partn 5.13% 09-01-2023	361,139	361	360
US Treas Notes 3.125% Due 01-31-2007	1,625,000	1,604	1,623
US Treas Notes 4% Due 08-31-2007	2,000,000	1,987	1,986
US Treas Notes 3.125% Due 05-15-2007	850,000	839	844
US Treas Notes 3.5% Due 08-15-2009	4,250,000	4,146	4,122
US Treas Notes 6.125% Due 08-15-2007	1,175,000	1,271	1,182
US Treas Notes 3.125% Due 04-15-2009	3,050,000	2,938	2,942
US Treas Notes 3.125% Due 10-15-2008	2,550,000	2,455	2,476
US Treas Notes 4% Due 03-15-2010	1,800,000	1,769	1,762
Total U. S. Government Securities		46,631	46,274

Lockheed Martin Corporation Salaried Savings Plan (017)

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

Employer Identification Number 52-1893632

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Debt Instruments Other			
Amerada Hess Corp Note 7.875% Due 10-01-2029	200,000	$ 221	$ 233
AOL Time Warner Inc 7.625% Due 04-15-2031	1,150,000	1,266	1,285
AOL Time Warner Inc 7.7% Due 05-01-2032	175,000	208	197
Boston Properties Ltd Partnership Note 5.625% Due 04-15-2015	250,000	244	251
Boston Properties Ltd Partnership Note 6.25% Due 01-15-2013	375,000	392	390
Cardinal Health Inc Note 5.85% Due 12-15-2017	275,000	275	273
CIGNA Corp Note 6.375% Due 10-15-2011	150,000	159	155
CIGNA Corp Note 7.875% Debt Due 05-15-2027	325,000	349	384
COMCAST Corp New COMCAST 6.5% Due 1-15-2017	175,000	175	183
COMCAST Corp New Guaranteed Note 5.9% Due 03-15-2016	150,000	150	150
COMCAST Corp New Note 5.3% Due 01-15-2014	350,000	346	343
COMCAST Corp New Note 5.85% Due 11-15-2015	270,000	269	270
COX Communications Inc New Note 5.45% Due 12-15-2014	600,000	601	585
COX Communications Inc New Note 5.5% Due 10-01-2015	75,000	71	73
Cox Communications Inc New PPVTPL 5.875% Due 12-01-2016	150,000	150	149
Dilliard Dept Store Note 7.875% BD Due 1-1-2023 BEO	325,000	327	330
Electronic Data Systems Corp.NT Series B 6.5% Due 08-01-2013	225,000	214	227
EOP Oper Ltd Partnership Note 4.75% Due 03-15-2014	450,000	435	446
EOP Oper Ltd Partnership Note 5.875% Due 01-15-2013	75,000	76	79
EOP Oper Ltd Partnership Note 6.75% Due 02-15-2012	450,000	486	486
Gen Mtrs Accep Corp Note 6.875% Due 9-15-2011	1,300,000	1,318	1,333
Lafarge S A Note 6.5% Due 07-15-2016	300,000	299	313
Liberty Media Corp 8.25% Due 2-01-2030	400,000	398	392
May Dept Stores Co Debt 7.45% Due 10-15-2016	350,000	388	378
May Dept Stores Co SR Note 6.7% Due 07-15-2034	200,000	203	197
Norfolk Southern Corp. Note 7.7% Due 05-15-2017	275,000	310	320
Raytheon Co Deb 6.75% Due 03-15-2018 Reg	300,000	319	328
Safeco Corp Series Note 7.25% Due 09-01-2012	165,000	186	178
Small Business Admin Gtd Dev Partn 5.3499% Due 02-01-2026	587,289	587	590

Lockheed Martin Corporation Salaried Savings Plan (017)

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

Employer Identification Number 52-1893632

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Debt Instruments Other (continued)			
Union Pacific Corp Series Note 4.875% Due 1/15/2015	200,000	$ 194	$ 192
Union Pacific Railroad Co Pass Thru Bd 5.082% Due 1/02/2029	299,958	300	287
Unum Corp Series Debt 6.75% Due 12-15-2028	110,000	100	110
Unumprovident Corp Series Debt 7.375% Due 06-15-2032	150,000	141	160
Unumprovident Corp Series Note 7.625% Due 03-01-2011	39,000	40	42
Wellpoint Inc. Note 5% Due 12-15-2014	175,000	164	169
Wellpoint Inc. Note 5.25% Due 01-15-2016 BEO	650,000	633	637
Whirlpool Corp Series Note 6.5% Due 06-15-2016	300,000	301	309
Xerox Corp Series Note 6.4% Due 03-15-2016 Reg	175,000	181	179
Total Corporate Debt Instruments Other		12,476	12,603
Corporate Common Stock			
Aegon Naamloze Vennootschap	81,425	$ 1,068	$ 1,543
Akzo Nobel Naamloze Vennootschap	28,700	861	1,747
Alcoa Inc	15,400	395	462
American Power Conversion Corp	29,200	524	893
Avaya Inc	73,800	664	1,032
Avon Products Inc	23,600	665	780
Baker Hughes Inc	29,400	1,045	2,195
Becton Dickinson & Co	15,700	586	1,101
BMC Software Inc	27,900	439	898
Bristol Myers Squibb Co	55,300	1,290	1,455
Capital One Financial	34,800	1,795	2,673
Cardinal Health Inc	58,200	3,127	3,750
CEMEX SAB DE CV	15,200	451	515
Chevron Corp	61,697	2,457	4,537
Chubb Corp	31,700	981	1,677
Citigroup Inc	62,300	2,959	3,470
Comcast Corp New Class A	152,900	4,443	6,472
Computer Science Corp	36,500	1,478	1,948
Compuware Corp	86,200	474	718
ConocoPhillips	37,000	988	2,662

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Common Stock (continued)			
Dow Chemical Co	68,400	$ 2,424	$ 2,732
Duke Energy Corp	35,100	653	1,166
Ebay Inc	23,900	744	719
Echostar Communications Corp New Class A	23,000	695	875
Electronic Data Systems Corp	115,200	2,483	3,174
Exxon Mobil Corp	24,000	1,459	1,839
Federated Dept Stores Inc	39,248	1,362	1,497
FedEx Corp	32,200	2,338	3,498
Firstenergy Corp	15,000	582	904
Gap Inc	57,500	1,065	1,121
General Electric Company	43,500	1,416	1,619
Genuine Parts Co	32,700	1,018	1,551
Genworth Financial Inc	22,500	439	770
Glaxo Smithkline PLC	30,700	1,297	1,620
Health Management Assoc Inc New Class A	36,000	748	760
Hewlett Packard Co	148,600	3,018	6,121
Hitachi Ltd	23,900	1,418	1,490
Honda Motor Co Ltd	21,600	449	854
International Paper Co	14,500	556	494
Interpublic Group Companies Inc	61,700	658	755
Koninklijke Philips Electrs Naamloze Vennootschap N Y	22,200	763	834
Liberty Media Corp New Class A Series A	6,580	441	645
Liberty Media Corp New Interactive Series A	27,400	455	591
Lowes Corp	39,400	600	1,634
Masco Corp	44,700	1,116	1,335
Matsushita Electric Industrial Ltd	146,200	1,943	2,937
MBIA Inc	9,300	471	679
McDonalds Corp	98,100	2,070	4,349
Motorola Inc	116,500	1,795	2,395
NCR Corp	24,300	339	1,039
News Corp Class A	239,700	3,272	5,149

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Common Stock (continued)			
Nike Inc. Class B	9,100	$ 713	$ 901
Nortel Networks Corp	7,790	166	208
Nova Chemicals Corp	13,000	270	363
Occidental Pete Corp	31,200	515	1,523
Pfizer Inc	178,600	4,517	4,626
Pitney Bowes Inc	24,600	947	1,136
Rohm & Haas Co	23,800	849	1,217
Royal Dutch Shell PLC	15,500	763	1,097
Safeco Corp	13,900	616	869
Sanofi-Aventis	90,900	3,968	4,197
Schering-Plough Corp	51,300	868	1,213
Schlumberger LTD	20,900	809	1,320
Sony Corp	88,700	2,928	3,799
Sprint Nextel Corp	92,100	1,774	1,740
St Paul Travelers Corp	60,500	2,126	3,248
Sun Microsystems Inc	210,500	804	1,141
Thermo Fisher Electron Corp	29,700	667	1,345
Thomson Société Anonyme	15,500	386	303
Time Warner Inc	182,900	3,010	3,984
Tyco International LTD New	79,100	2,036	2,405
Unilever Naamloze Vennootschap	63,700	1,226	1,736
Union Pacific Corp	40,400	2,451	3,718
Unumprovident Corp	50,300	685	1,045
Vodafone Group PLC	57,575	1,428	1,599
Volvo Aktiebolaget	12,100	401	833
Wachovia Corp	76,483	3,726	4,356
Walmart Stores Inc	84,400	3,992	3,898
Wellpoint Health Networks Inc	31,600	1,626	2,487
Wells Fargo & Co	41,600	1,094	1,479
Wyeth Company	34,300	1,427	1,746
Xerox Corp	176,100	1,874	2,985
Total Corporate Common Stock		115,152	160,095

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Debt Instruments Preferred			
Aegon Naamloze Vennootschap Bd 5.75% Due 12-15-2020	165,000	$ 169	$ 167
Aegon Naamloze Vennootschap NT 4.75% Due 06-01-2013	475,000	454	458
AT&T Corp Var Rate Due 11-15-2031	800,000	952	993
BAC Capital Trust 11th 6.625% Due 5-23-2036	75,000	78	81
BAC Capital Trust 6th Gty Cap 5.625% Due 03-08-2035	150,000	146	141
Bank One Capital Third 8.75% Due 09-01-2030	275,000	351	361
Burlingrton Northern Santa Fe Railway 5.943% 01-15-2022	255,203	262	262
Burlington Northrn Santa Fe Railway 5.629% Due 04-01-2024	150,000	150	152
Burlington Northrn Santa Fe Railway 8.251% Due 01-15-2021	132,480	153	154
Citicorp Cap II 8.015% Due 02-15-2027	200,000	219	208
Dow Chem Co 6% Due 10-01-2012	225,000	243	231
Dow Chem Co 7.375% Due 11-01-2029	350,000	411	405
Fed Express Corp 6.72% Due 01-15-2022	277,252	317	297
General Electric Co Note 5% Due 02-01-2013	1,150,000	1,143	1,137
Hewlett Packard Co 5.5% Due 07-01-2007	325,000	347	325
HSBC Holding PLC Note 6.5% Due 05-02-2036	150,000	150	161
Nordstrom Inc 6.95% Due 03-15-2028	250,000	286	270
St. Paul Travelers Cos Inc. Bond 5.5% Due 12-01-2015	100,000	102	100
St. Paul Travelers Cos Inc. 6.25% Due 06-20-2016	150,000	149	158
Travelers Property Casualty Corp New 5% Due 3-15-2013	200,000	201	195
Union Pacific Railroad Co 8% Due 01-10-21	135,074	161	155
Wyeth Wye 5.5% Due 02-15-2016	300,000	300	300
Wyeth Wye 5.5% Due 02-01-2014	475,000	476	477
Total Corporate Debt Instruments Preferred		7,220	7,188

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost		Current Value
			(In thousands)		
Common Collective Trusts					
Northern Trust Collective Short Term Invt Fund	24,686,207	$	24,686	$	24,686
Total Common Collective Trusts			24,686		24,686
Registered Investment Companies					
Dodge & Cox International Stock Fund	967,747		19,301		42,252
Total Registered Investment Companies			19,301		42,252
Other					
Equity Office Properties REIT	32,100		892		1,546
Total Other			892		1,546
Total 401(h)**		$	201,672	$	294,644
Participant Loans*	Interest rates ranging from 4% to 10.5%; varying maturities			$	227,014

* Party-in-interest for which a statutory exemption exists.

** 401(h) Trust net assets include interest and dividend receivable of $1,543,000 and pending trades receivable of $639,000 and payable of $3,512,000

***Schedule excludes assets held in Lockheed Martin Corporation Defined Contribution Plans Master Trust.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31, 2006	2005
	(In thousands)	
Assets		
Investments at quoted fair value:		
Cash equivalents	**$ 753,867**	$ 1,470,017
Common stock—Lockheed Martin Corporation	**6,053,701**	4,349,835
Mutual funds	**4,723,920**	3,930,509
Corporate debt securities	**56,281**	149,274
Common stock—other	**205,096**	162,493
U.S. Government securities	**1,124**	916
Preferred stock	**764**	510
Partnership/Joint venture	**1,151**	460
Other assets	**20,312**	5,304
Total investments at quoted fair value	**11,816,216**	10,069,318
Investments at estimated fair value:		
Common/collective trusts	**8,687,819**	6,674,257
Guaranteed investment contract	**328,935**	314,052
Wrapper contract	**1,757**	1,703
Total investments at estimated fair value	**9,018,511**	6,990,012
Other assets:		
Dividends and interest receivable	**10,323**	8,680
Other receivable	**-**	24,463
Total assets	**20,845,050**	17,092,473
Liabilities		
Dividends payable	**1,419**	1,254
Administrative expenses payable	**3,696**	1,133
Accounts payable for securities purchased	**902**	15
Total liabilities	**6,017**	2,402
Net assets reflecting all investments at fair value	**20,839,033**	17,090,071
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**23,326**	25,526
Net assets	**$ 20,862,359**	$ 17,115,597

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2006
(In thousands)

Net assets at beginning of year	$ 17,115,597
Additions to net assets:	
Contributions:	
Employees	968,229
Lockheed Martin Corporation	287,219
Total contributions	1,255,448
Investment income:	
Dividends and interest	553,876
Net realized and unrealized gain	3,121,212
Total investment income	3,675,088
Total additions	4,930,536
Deductions from net assets:	
Distributions and withdrawals	1,212,164
Administrative expenses	16,889
Total deductions	1,229,053
Change in net assets	3,701,483
Net transfer from other trusts	45,279
Net assets at end of year	$ 20,862,359

See accompanying Notes to Financial Statements.

Notes to Financial Statements

December 31, 2006

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds the assets of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The recordkeeper is CitiStreet, LLC.

1. Accounting Policies (continued)

Percentage ownership of the Lockheed Martin Defined Contribution Plans (the Plans) in the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31, 2006	2005
Lockheed Martin Corporation Salaried Savings Plan EIN #52–1893632	017	89.35%	89.09%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52–1893632	018	4.44%	4.77%
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52–1893632	055	2.95%	2.94%
Lockheed Martin Corporation Operations Support Savings Plan EIN #52–1893632	033	2.45%	2.35%
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52–1893632	021	.20%	0.22%
Lockheed Martin Corporation Capital Accumulation Plan EIN #52–1893632	019	.42%	0.41%
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52–1893632	040	.18%	0.20%
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52–1893632	020	.01%	0.01%
Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52–1893632	075	*.00%	0.01%
		100.00%	100.00%

*Less than .01%

1. Accounting Policies (continued)

Plan assets held by the Master Trust are invested in various funds. The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are the Core Funds which are common/collective trusts that have been established for institutional investors and are recorded at estimated fair value as determined by State Street Bank and Trust Company, sponsor of these funds. The Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are the Asset Allocation Funds which are custom funds established by the Corporation and are comprised of varying proportions of underlying index funds designed to track the S&P 500, Russell Small Cap Completeness, MSCI EAFE, and Lehman Brothers Aggregate Bond Indices. The four underlying index funds that comprise the custom funds are common collective trusts established by Northern Trust Investments, NA, doing business as Master Trust Global Investment (Northern Trust) for institutional investors. These custom funds are also recorded at estimated fair value as determined by Northern Trust. The Broad Market Bond Index Fund is a common/collective trust established for institutional investors and recorded at estimated fair value as determined by Northern Trust. Fair values of the underlying securities in the Self-Managed Account Option (SMA Option) and a portion of the assets held in the Stable Value Fund are determined by closing prices on the last business day of the year for those securities traded on national exchanges or at the average bid quotations for those securities traded in over-the-counter markets. Fair values of the Investment Company of America Fund, the New Perspective Fund, the Vanguard Windsor Fund and the American Century Growth Fund, which are mutual funds, are determined by the closing prices on the last business day of the year. Certain funds also include an investment in State Street Global Advisors Short-Term Investment Fund, which is stated at cost, which approximates market value. Loans to participants are valued at outstanding balances, which approximate fair market value.

Participant loans are considered to be an asset held outside the Master Trust and, therefore, these balances and related activity are excluded from the Master Trust financial statements. A SMA Option is available to all plans whereby a participant may elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, or bonds, or other investments offered by the plans at the participant's direction. No investment contribution may be made directly to the SMA Option. A participant's initial spot transfer to the SMA Option must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA Option. SMA assets consisted primarily of common stock and mutual funds.

1. Accounting Policies (continued)

Each participant may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of his or her transferable account balance to the Stable Value Fund during the fourth quarter of the year. Effective October 1, 2006, transfers out of the Stable Value Fund must remain in a Core or Asset Allocation Fund for at least 90 days before they may be transferred into the Self Managed Account.

Investments in Lockheed Martin common stock funds are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions.

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Master Trust invests in a Stable Value Fund that contains a managed separate account guaranteed investment contract (GIC) and two common collective trusts, State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (SSGA-CCT) and the INVESCO Institutional N.A., Inc. Group Trust Fund Retirement Savings (INVESCO-CCT). These common collective trusts (CCTs) provide the plans with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts that are considered fully benefit-responsive. A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan.

1. Accounting Policies (continued)

As described in FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Benefit Plans and Pension Plans (the "FSP")*, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investments in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. The fair value of the GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the synthetic GIC are valued at representative quoted market prices. The fair value of the wrap contract for the synthetic GIC is determined using the income approach methodology. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. The wrapper contract in the managed separate account purchased from MetLife credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The synthetic GIC provides for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically.

1. Accounting Policies (continued)

Reclassification

Certain prior year amounts have been reclassified in accordance with current year presentation requirements of Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Plan assets held by the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the funds are transferred from the Corporation to the Trustee until the day the funds are invested to meet the specific investment objectives of that fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2006 and 2005, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund are credited to participants' accounts.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Corporation stock funds that are investment alternatives for the plans (the "Plans") that are beneficiaries of the Lockheed Martin Corporation Defined Contribution Plans Master Trust ("Trust"), the Trust may be able to receive advances from the Stable Value Fund or Lockheed Martin Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. The Company stock fund will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on a 365 day year at a rate equal to the interest crediting rate to the STIF portion of the Stable Value Fund. The Company stock funds may borrow, without interest, up to $200 million from Lockheed Martin Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance.

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plans either on a pro rata basis or directly to the appropriate plan. Other indirect administrative expenses are paid by the Corporation.

3. Investments

Realized and Unrealized Gains (Losses)

The net realized and unrealized gain (loss) in fair value of investments is as follows:

	Year ended December 31, 2006
	(In thousands)
Investments at quoted fair value:	
Common stock—Lockheed Martin Corporation	$ 1,902,912
Mutual funds	335,300
Common stock—other	10,302
Other assets	1,832
Preferred stock	51
Corporate debt securities	8
	2,250,405
Investments recorded at estimated fair value:	
Common collective trusts	870,807
Net realized and unrealized gain	$ 3,121,212

Investment Contracts

As described in the Summary of Accounting Policies, included in the Stable Value Fund are investment contracts with MetLife and the CCTs that contain benefit responsive investment contracts. The crediting rate is the rate at which interest is credited to the Master Trust in order to reflect participant's balances at contract value as opposed to the market value of the underlying assets. Crediting rates are reset semiannually by Met Life. The MetLife contract has no specific maturity date.

The average yield earned under the MetLife contract for 2006 and 2005 was 4.75% and 4.65% respectively. The average yield credited to participants under the Metlife contract for 2006 and 2005 was 4.20% and 3.45%, respectively

3. Investments (continued)

The following table summarizes the adjustments from fair value to contract value related to fully benefit responsive investment contracts included in the Stable Value Fund (MetLife and CCTs):

		2006			2005		
Type	Major Credit Rating	Investment at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value
		(In thousands)			(In thousands)		
MetLife GIC -Bonds	AA/Aa2	$ 328,935	$ 1,757	$ 7,972	$ 314,052	$ 1,703	$ 9,670
SSGA - -CCT	N/A	$ 616,027	N/A	$ 16,851	$ 593,851	N/A	$ 15,856
INVESCO -CCT	N/A	$ 1,027,744	N/A	$ (1,498)	N/A*	N/A*	N/A*

* - The Master Trust was not invested in INVESCO in 2005.

The terms of the contract provide for settlement of payment upon termination of the contract or total liquidation of the portfolio of investments. In the event of contract termination and in accordance with the agreement, MetLife may (1) make a single sum payment in cash of the portfolio equal to the market value of the securities held, or (2) effect a transfer of the contract value to another benefit-responsive guaranteed investment contract issued by MetLife upon mutual agreement with respect to the new contract's rate of return and maturity date. Under the terms of the contract, MetLife will continue to pay its share of withdrawals and distributions from the Stable Value Fund for events permitted by the Plans. The GIC's rate of return will reflect the relative difference of value between the portfolio and the contract value.

Certain events limit the ability of the Plan to transact at contract value with the contract issuer. Such events include the following: (1) certain plan amendments or change in plan administrative procedures; (2) addition of a competing fixed income fund; (3) addition of another pension or profit sharing plan; or, (4) a divesture of a business unit where if the participants employed by that unit represents more than 20% of the contract value. In any of these events, MetLife may be obligated to make only the payments that would have been made if the event had not occurred. However, it is not believed that the occurrence of any such event which would limit a Plan's ability to transact at contract value with participants is probable.

4. Parties-in-Interest Transactions

The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are funds sponsored by the Trustee. The Broad Market Bond Index Fund and Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are all funds sponsored by Northern Trust Investments. Northern Trust Investments is a wholly owned subsidiary of The Northern Trust Company, which is the trustee of the 401(h) Account associated with the Salaried Savings Plan and is, therefore, a party-in-interest. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

Lockheed Martin Corporation is the employer of the participants covered by the Plans and participants who have invested in a Corporation stock fund may also be employees who have invested in the Stable Value Fund. Advances from Lockheed Martin Corporation or the Stable Value Fund would be considered party-in-interest transactions for which statutory exemptions exist.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried Savings Plan, by Lockheed Martin Corporation as Plan Administrator

Date June 22, 2007

by: John B. Dierkes

John B. Dierkes, Vice President, Human Resources Services

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, Independent Registered Public Accounting Firm

Mitchell & Titus

Mitchell & Titus LLP
1129 20th Street, N.W.
Washington, D.C. 20036-3425

Phone: (202) 293-7500
Fax: (202) 822-8126
www.mitchelltitus.com

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements No. 333-58069, 333-113771, 333-20117, and 033-58097 on Form S-8 of Lockheed Martin Corporation of our report dated June 20, 2007, relating to the statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year then ended, and all related schedules, which report appears in the December 31, 2006 annual report on Form 11-K of the Lockheed Martin Corporation Salaried Savings Plan.

Mitchell & Titus, LLP

Washington, DC
June 22, 2007

END